Mail Stop 4561
November 4, 2005

By U.S. Mail and facsimile to (415) 442-1001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Amendment Number Four to Registration Statement on Form S-1
      Filed on October 19, 2005
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors
Our margin lending business subjects us to credit risks and if we are unable..., page 11
1. Please refer the investor to your description regarding "Other
Information" on page 87 regarding the involvement of your directors and officers in margin credit.

Selected Consolidated Financial Data, page 29
2. On Page 29 and throughout the registration statement, please revise to clearly label the selected consolidated financial data for the nine months ended September 30, 2004 and 2005, as "unaudited."

Management`s discussion and analysis of financial condition and results of..., page 31
General
3. You state in your response to prior comment 4 that the costs associated with the SAMCO disposal were recorded consistently with the requirements of SFAS 146. Please revise your filing to include the disclosures required by paragraph 20 of SFAS 146.

Split off transaction, page 31
4. You state that you will reorganize certain non-core business operations of Penson (the SAMCO Division) into a newly formed holding company with existing stockholders of Penson being given the opportunity to exchange an aggregate of 2.5 million shares of Penson common stock for the shares of common stock of SAMCO Holdings. Please provide an analysis how this transaction complies with the securities laws, including the applicability of Staff Legal Bulletin
No. 4.

Liquidity and capital resources, page 44
5. You state on page 45 that you raised an additional $10 million dollars. Please revise to disclose this transaction, describe any exemptions upon which you relied, and state whether or not the transaction involved preferred stock.

Preferred Stock, page 93
6. Please revise to include disclosure in your section on risk factors to refer the reader to your description of preferred stock on page 93 through 96.
Note 1: Summary of significant accounting policies
General
7. Your response to comment 9 indicates that you still believe that
your recognition policy for clearing revenues on settlement date rather than trade date is appropriate. While you have asserted that your business as a clearing broker is different than the business of
an introducing broker, paragraph 1.12 of the AICPA Audit Guide for Broker Dealers is clear that the guide applies to clearing brokers.
You have also asserted that the difference between using
settlement
date and trade date is not material to operations for the periods presented. Absent a more persuasive argument, it appears that your revenue recognition policies should comply with paragraphs 7.15 to
7.23 of the Guide. Therefore, revise your footnote disclosure accordingly, or more clearly provide us with your basis under GAAP for recognizing revenues on a settlement date basis.
8. Based on the monthly Net (loss) income at time of acquisition data
provided in your response to prior comment 10 in comparison to your
Income from continuing operations before taxes for the relative periods, we are not able to agree with your assertion that these acquisitions are not material. Therefore, please revise your footnotes to address these acquisitions pursuant to paragraphs 51-52 of SFAS 141, and revise your accounting policy footnote to include a description of the accounting treatment applied to account for the acquisitions.

Revenue Recognition, page F-8
9. Please refer to prior comment 11. Revise to quantify the technology revenues from the three lines of products and services pursuant to paragraph 37 of SFAS 131. For the revenues determined based upon percentage of completion, please disclose whether the percentage of completion revenue recognition is based upon the inputs or the outputs. Refer to paragraph 46 of SOP 81-1.
Note 2: Discontinued Operations, page F-11
10. Your response to comment 16 indicates that you do not believe paragraph 27 of SFAS 144 applies to your situation. However, based on the language of the last sentence of paragraph 27, if a long-lived asset distributed to owners in a spin-off along with other assets and liabilities as a disposal group meet the criteria of a "component of an entity", then paragraphs 41-44 shall apply to the disposal group at the date it is disposed of. Your use of discontinued operations accounting seems to confirm that you believe the assets and liabilities that make up SAMCO and that are being distributed to your shareholders in a spin-off meet the definition of a "component of an entity" and "disposal group" as those terms are used in SFAS 144. The fact that the spin-off may or may not be on a pro-rata basis does not appear to change the result that paragraph 27 prescribes. Please revise your financial statements accordingly.
11. We note your response to our prior comment 17 and your revisions to the intended management of SAMCO. However, please tell us how you have determined the continued involvement of certain Penson owners and directors in SAMCO subsequent to the spin off does not constitute significant continued involvement as discussed in paragraph 11(a) of
EITF 03-13. In your response, specifically address the following disclosure on page 89, "...following the split-off there will be substantial common ownership between Penson and SAMCO Holdings. Messrs. Engemoen, Pendergraft, Son, Gray and Gross, directors of Penson, have indicated that they intend to participate in the exchange offer, and as a result, they will control a significant portion of SAMCO Holdings following the split off. Mr. Engemoen will serve as our Chairman and as the Chairman of SAMCO Holdings..."
12. We note your response to prior comment 18 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.
13. If, after considering the above comment, you determine that discontinued operations presentation is appropriate, please revise to disclose the major classes of assets and liabilities classified as held for sale separately, either on the face of the financials or in the notes to the financial statements. Refer to paragraph 46 of SFAS
144.
14. If, after considering the above comments, you have determined that discontinued operations presentation is not appropriate, please revise your pro forma financial statement presentation to reflect the effects of the spin off. Please refer to Article 11-01(a)(4) of Regulation S-X.
Note 3: Computation of net income per share, page F-12
15. We note your response to prior comment 20. Please tell us how you concluded that the disclosure to quantify the securities that were excluded from the computation of diluted earnings per share because to they would have been antidilutive would not be applicable to the 2002 financial information. Refer to paragraph 40(c) of SFAS
128.

Note 10: Notes Payable, page F-15
16. We note that in 2005 the convertible debt was fully converted into common shares of stock. It is noted on the statement of cash flows that this is presented as a cash inflow on the "Issuance of common stock, net" line item in the financing activities section. Please tell us your rationale for the presentation of this transaction on the cash flow statement, when it appears to have been a non-cash transaction.



Note 14: Stock Incentives, page F-17
Stock Options
17. We await the disclosures requested in our prior comment 23, the accounting treatment and impact the options will have on your financial statements.
Note 16: Income taxes, page F-21
18. Please refer to prior comment 31. Your revised disclosure regarding the balance between your expectation of future income and historical information does not appear to be consistent with the guidance in SFAS 109 for recording a valuation allowance against your deferred tax assets. In light of the guidance of paragraph 17, please revise your disclosure to clearly state how management`s expectation of future net income and ability to realize deferred tax assets has necessitated the valuation allowance. Otherwise, revise the amount of your valuation allowance accordingly.

Exhibit 23.1: Consent of Independent Registered Public Accounting
Firm
19. We note that the consent references an audit opinion dated
August
5, 2005. The audit opinion included in the registration statement is dated August 4, 2005. Beginning in your next amendment, please provide a consent which references the audit opinion included in the registration statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A. Geishecker at (202) 551-3422 or me at (202) 551-3419
with
any other questions.



Sincerely,





Todd K. Schiffman

Assistant Director

cc:	Thomas W. Kellerman, Esq.
      Angela C. Hilt, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306